SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Loral Space & Communications Inc.
(Name of Issuer)

Voting common stock, par value $0.01 per share
(Title of Class of Securities)

543881106
(CUSIP Number)

October 2, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

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CUSIP No. 543881106	13G	Page 2 of 8

1		NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,622,071**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,622,071**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,622,071**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 543881106	13G	Page 3 of 8

1		NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,622,071**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,622,071**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,622,071**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12		TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 543881106	13G	Page 4 of 8

1		NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,622,071**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,622,071**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,622,071**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”) and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of Strand.  Strand is the general partner of Highland Capital.  Highland Capital serves as the advisor to several funds and managed accounts.  This Schedule 13G relates to the voting common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc., a Delaware corporation (the “Issuer”), held by funds managed by Highland Capital.

Highland Capital, Strand and Mr. Dondero previously filed a Schedule 13D with the Securities and Exchange Commission (the “Commission”) on October 24, 2006, as amended by amendments filed with the Commission on October 25, 2006, November 17, 2006, March 15, 2007, March 28, 2007, February 5, 2008 and September 9, 2010.  The Reporting Persons do not hold and have not acquired the shares of Common Stock that they hold with the purpose or intent of influencing or controlling the Issuer.

Item 1(a)	Name of Issuer.

Loral Space & Communications Inc.

Item(b)	Address of Issuer’s Principal Executive Offices.

600 Third Avenue New York, New York 10016

Item 2(a)	Name of Person Filing.

(1) Highland Capital Management, L.P.
(2) Strand Advisors, Inc.
(3) James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:
300 Crescent Court, Suite 700 Dallas, Texas 75201

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Item 2(c)	Citizenship or Place of Organization.

	(1)	Highland Capital Management, L.P. is a Delaware limited partnership.
	(2)	Strand Advisors, Inc. is a Delaware corporation.
	(3)	James D. Dondero is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Voting common stock, par value $0.01 per share.

Item 2(e)	CUSIP Number.

543881106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
As advisor to several funds, Highland Capital and Strand may be deemed the beneficial owners of the 1,622,071 shares of Common Stock the funds hold.  Mr. Dondero may be deemed the beneficial owner of the 1,622,071 shares of Common Stock held by funds Highland Capital manages as President of Highland Capital

(b)
Highland Capital, Strand and Mr. Dondero may be deemed the beneficial owners of 7.6% of the outstanding Common Stock.  This percentage was determined by dividing 1,622,071, the number of shares of Common Stock held directly by the funds managed by Highland Capital, by 21,238,403, which is the number of shares of Common Stock outstanding as of July 31, 2012 according to the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended on June 30, 2012 as amended with the Commission on August 14, 2012.

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(c) Mr. Dondero, Highland Capital and Strand each have the shared power to vote and dispose of the 1,622,071 shares of Common Stock held by the funds managed by Highland Capital.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Strand is the parent holding company of Highland Capital, and Mr. Dondero is the control person of Strand.

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated October 2, 2012, by and among Highland Capital, Strand and James D. Dondero.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 2, 2012

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero Name: James D. Dondero Title: President
STRAND ADVISORS, INC.

By:	/s/ James D. Dondero Name: James D. Dondero Title: President

/s/ James D. Dondero James D. Dondero

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EXHIBIT 99-1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Loral Space & Communications Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 2, 2012.

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero Name: James D. Dondero Title: President
STRAND ADVISORS, INC.

By:	/s/ James D. Dondero Name: James D. Dondero Title: President

/s/ James D. Dondero James D. Dondero